Exhibit 1.01

Conflict Minerals Report of RELM Wireless Corporation

In Accordance With Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of RELM Wireless Corporation ("RELM") for calendar year 2015 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-677161 for definitions to the terms used in this report, unless otherwise defined herein. The date of filing of this Conflict Minerals Report is May 31, 2016.

References in this report to “RELM,” “we,” “our,” or “us” mean RELM Wireless Corporation, together with its subsidiaries, except where the context otherwise requires.

Applicability of the Conflict Minerals Rule to Our Company

As a company engaged in the manufacture of land mobile radio communications equipment, our products utilize certain electronic components that potentially contain Conflict Minerals. A review of the products was completed for 2015. It was determined that potential Conflict Minerals could feasibly be found within, or as part of, the production process of our products.

We are many levels removed from mines, smelters and refiners and have limited influence over the mines, smelters, refiners and many of the other vendors in our supply chain. However, through the efforts described in Form SD and this Conflict Minerals Report included as an exhibit to Form SD, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy and to encourage conflict free sourcing in our supply chain.

While RELM takes its conflict minerals compliance very seriously, as a company engaged in the manufacture of land mobile radio communications equipment, related components and subsystems, RELM is several levels removed from the actual mining of any potential conflict minerals that may be contained in its final products. Furthermore, RELM does not purchase raw ore or unrefined conflict minerals, or make purchases from the Covered Countries. Thus, RELM cannot determine the origin of any potential conflict minerals that may be in its final products with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral-containing derivatives. The smelters and refiners in RELM's supply chain -- who RELM typically does not know due to being so far removed from them in the supply chain -- are in the best position to know the origin of the ores.

1 Final Rule: Conflict Minerals, Release No. 34-67716 (August 22, 2012), available at http://www.sec.gov/rules/final/2012/34-67716.pdf.

Our Conflict Minerals Policy

RELM fully supports the goals and objectives of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act"), which aims to prevent the use of certain "conflict minerals" that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo ("DRC") or adjoining countries (including Angola, Burundi, The Central African Republic, The Republic of Congo, Uganda, Rwanda, South Sudan, Tanzania, and Zambia) (the "Covered Countries"). Conflict minerals include: columbite-tantalite ("tantalum"), cassiterite ("tin"), wolframite ("tungsten"), and gold.

We fully support Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule") and are committed to responsible sourcing of Conflict Minerals (as defined below) as well as compliance with the requirements of the Conflict Minerals Rule. RELM has implemented procedures designed to identify the potential conflict minerals which are necessary to the functionality or production of a product manufactured by RELM or for RELM by a contract manufacturer and determining the country of origin of any potential conflict material. Furthermore, we embrace the Electronic Industry Citizenship Coalition’s (“EICC”) due diligence and reporting processes that seek to ensure supply chain transparency.

In furtherance of the foregoing, we have adopted and communicated to our suppliers and the public a company policy (the "Conflict Minerals Policy") for the supply chain of Conflict Minerals. As used herein and in the Conflict Minerals Policy, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.

The Conflict Minerals Policy includes our expectations that our suppliers:

1.	Assist us in complying with the conflict minerals Rule, by declaring any components, parts and products that contain Conflict Minerals and further providing associated country of and other origin information;

2.	Implement controls on their supply chains consistent with our responsible sourcing commitment, so that they are able to provide us with the foregoing information and so that all of the conflict minerals in the components, parts and products that we purchase from them are conflict free;

3.	Source conflict minerals from ethically and socially responsible sources that do not directly or indirectly contribute to conflict, including sources that do not directly or indirectly benefit or finance armed groups in the DRC or its adjoining countries; and

4.	Otherwise implement, and require their direct and indirect suppliers to implement, policies, protocols, standards, systems, frameworks and procedures that are consistent with the Conflict Minerals Rule and the Organization for

Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Our Conflict Minerals Policy indicates that suppliers will be reviewed and evaluated accordingly for future business and sourcing decisions. In addition, our suppliers are expected to comply with our code of business conduct and ethics.

Reasonable Country of Origin Information

In connection with the reasonable country of origin inquiry (RCOI) required by the Conflict Minerals Rule, RELM utilized the same process and procedures established for our due diligence. We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, guidance established by the Electronic Industry Citizenship Coalition (EICC) for responsible sourcing of minerals, and on the Organisation for Economic Co-operation and Development's (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

As a result of RELM's RCOI and ongoing due diligence (as described below), RELM does not have sufficient information to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and/or are not from recycled or scrap sources.

As such, RELM's products produced in calendar year 2015 are "DRC Conflict Undeterminable." As a result we have filed a Conflict Minerals Report.

Due Diligence

In accordance with Rule 13p-1, RELM undertook due diligence reasonably designed to (i) identify whether there are any conflict minerals necessary to the functionality or production of products manufactured by RELM or contracted by RELM to be manufactured, and if so (ii) determine whether any of the minerals originated in the DRC or an adjoining country, or are from recycled or scrap sources. RELM designed its due diligence based on guidance issued by the Conflict Free Sourcing Initiative ("CFSI") established by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative ("GeSI") ("EICC-GeSI Guidance"), and on the Organization for Economic Co-operation and Development's ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-affected and High-risk Areas ("OECD Guidance").

RELM has taken the following measures to exercise due diligence on the source and chain of custody of the potential conflict minerals in its products. With respect to the period covered,

the design of the due diligence measures described herein for tin, tungsten, tantalum, and gold was based on EICC-GeSI Guidance and OECD Guidance, and involved the following:

1.	RELM has established a management system for conflict minerals.

a.	RELM has structured internal management to support supply chain due diligence.

i.	RELM has adopted and implemented a conflict minerals compliance policy and procedures that are consistent with that of the EICC-GeSI Guidance, for its supply chain.

ii.	A cross-functional team has been formed to administer the conflict minerals management program. The team is comprised of senior Company employees, including management, and reports to the Company’s Executive Vice President and Chief Financial Officer.

b.	RELM conducts surveys of its direct suppliers to determine whether the products they provide to RELM contain potential conflict minerals, using the Conflict Minerals Reporting Template issued by the EICC and GeSI (the "EICC-GeSI Template"). We follow-up with suppliers that submit an incomplete response or a response that we determine contains inaccuracies, inconsistencies or red flags, or that otherwise provide a EICC-GeSI Template determined not to be suitable by us, in each case requesting the supplier to submit a revised EICC-GeSI Template or provide us with additional information. We follow up with other suppliers where determined to be appropriate by us.

c.	RELM incorporates its conflict minerals compliance efforts into its contractual procurement terms and conditions. For example, RELM’s purchase orders contain terms and conditions that require the supplier to certify that its product is "conflict free."

2.	RELM has designed and implemented a strategy to respond to identified risks. RELM's strategy includes the following:

a.	Findings of supply chain risk assessment are reported by the Conflict Minerals Team to the team lead (EVP & CFO) and the Company’s President & CEO.

b.	RELM works with suppliers to identify and use alternate suppliers for any component deemed to include conflict minerals from a Covered Country.

c.	RELM employees can report violations of its conflict minerals policies. RELM has also provided training to relevant employees on its conflict minerals policies.

d.	RELM has incorporated terms and conditions in its procurement documents (e.g., purchase order contracts), which require suppliers to certify their product to be conflict free.

3.	RELM complies with Step 4 of the OECD Guidance through encouraging its direct suppliers to purchase from EICC's Conflict Free Smelter ("CFS") Compliant Smelters.

4.	RELM complies with Step 5 of the OECD Guidance through making its conflict mineral reports ("CMR") available on its website.

The due diligence outlined above mitigates the risk that components necessary to the function or production of RELM's products are made from conflict minerals. RELM is expanding its due diligence to improve upon the information gathered and further mitigate any risk that RELM's products contain any necessary conflict minerals from Covered Countries. We intend to take the following additional steps to mitigate the risk that the necessary conflict minerals contained in our products benefit armed groups:

1.	Continue to encourage suppliers to source only from smelters and refiners that are compliant or active.

2.	Engage with suppliers that provided incomplete responses for 2015 to help ensure that they provide adequate information for 2016.

3.	Monitor and encourage the continuing development and progress of traceability measures at suppliers that indicated for 2015 that the source of conflict minerals was unknown or undeterminable.

4.	Communicate to new suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them and required adherence to contractual sourcing requirements. In addition, as new suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

As a result of RELM's due diligence efforts for the year covered by this Report, RELM determined that its two-way land mobile radios, repeaters and base stations contain potential conflict minerals. Two-way land mobile radios can be units that are hand-held or installed in vehicles. Repeaters expand the range of two-way land mobile radios, enabling them to operate over a wider area. Base station components and subsystems are installed at radio transmitter sites to improve performance by enhancing the signal and reducing or eliminating signal interference. RELM has concluded in good faith that, with respect to two-way land mobile radios, repeaters and base stations, the potential conflict minerals that these final products contain are "DRC Conflict Undeterminable."

Product Description

Based on RELM's due diligence, RELM determined for the period covered by this Report that the RELM products listed below have production processes which utilize potential conflict minerals, and that the final products are "DRC Conflict Undeterminable."

1.	Products – RELM designs, manufactures, and markets wireless communications equipment consisting of two-way land mobile radios, repeaters, base stations, and related components and subsystems. Two-way land mobile radios can be units that are hand-held (portable) or installed in vehicles (mobile). Repeaters expand the range of two-way land mobile radios, enabling them to operate over a wider area. Base station components and subsystems are installed at radio transmitter sites to improve performance by enhancing the signal, reducing or eliminating signal interference and enabling the use of one antenna for both transmission and reception. We employ both analog and digital technologies in our products. Our digital products are compliant with P-25 specifications. Our P-25 digital products and our analog products function in the VHF (136MHz – 174MHz), UHF (380MHz – 470MHz, 450MHz – 520MHz), 700-800 MHz and 900MHz bands.

2.	RELM, as a purchaser of finished components, and its suppliers of which it is aware, are several layers removed from the mining of any potential conflict minerals that may be contained in the products. Accordingly, RELM is unable to determine the origin of these minerals with certainty.